Issuer Free Writing Prospectus, dated May 11, 2009
Filed pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-159112

Issuer:	Range Resources Corporation

Guarantors:
American Energy Systems, LLC;
Mountain Front Partners, LLC;
Range Energy I, Inc.;
Range Energy Services Company; Range Holdco, Inc.;
Range Operating New Mexico, Inc.;
Range Operating Texas, LLC;
Range Production Company;
Range Resources — Appalachia, LLC;
Range Resources — Midcontinent, LLC;
Range Resources — Pine Mountain, Inc.;
Range Texas Production, LLC; and
REVC Holdco, LLC

Security Description:	Senior Subordinated Notes

Distribution:	SEC Registered

Face:	$300,000,000

Gross Proceeds:	$285,201,000

Coupon:	8.000%

Maturity:	May 15, 2019

Offering Price:	95.067%

Yield to Maturity:	8.750%

Spread to Treasury:	+ 557 bps

Benchmark:	UST 3.125% due 5/15/2019

Ratings:	Ba3/BB

Interest Pay Dates:	November 15, and May 15

Beginning:	November 15, 2009

Clawback:	Up to 35% at 108.000%

Until:	May 15, 2012

Optional redemption:	Makewhole call @ T+50 bps prior to May 15, 2014, then:

On or after:	Price:
May 15, 2014	104.000%
May 15, 2015	102.667%
May 15, 2016	101.333%
May 15, 2017 and thereafter	100.000%

Change of control:	Put @ 101% of principal plus accrued interest

Trade Date:	May 11, 2009

Settlement Date: (T+3)	May 14, 2009

CUSIP:	75281AAK5

ISIN:	US75281AAK51

Joint Bookrunners:	J.P. Morgan Securities Inc. Banc of America Securities LLC Wachovia Capital Markets, LLC

Co-Managers:
Barclays Capital Inc.
BMO Capital Markets Corp.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
RBC Capital Markets Corporation
Calyon Securities (USA) Inc.
Citigroup Global Markets Inc.
KeyBanc Capital Markets Inc.
SunTrust Robinson Humphrey, Inc.
Fortis Securities LLC
BBVA Securities, Inc.
Capital One Southcoast, Inc.
Comerica Securities, Inc.
Natixis Bleichroeder Inc.
Scotia Capital (USA) Inc.
SG Americas Securities, LLC
Tudor, Pickering, Holt & Co. Securities, Inc.
U.S. Bancorp Investments, Inc.
Wedbush Morgan Securities Inc.

Additional Information:
The notes will be issued with original issue discount (“OID”) for U.S. federal income tax purposes. As a result, U.S. debt holders will be required to include OID in gross income for U.S. federal income tax purposes in advance of receipt of cash attributable to that income.
We estimate that the net proceeds from this offering (after deducting discounts to the underwriters and estimated expenses of the offering) will be approximately $279,201,000. We intend to use the net proceeds from this offering to pay down a portion of the outstanding balance on our senior credit facility.
At the quarter ended March 31, 2009, on an as adjusted basis to give effect to this offering and the application of the estimated net proceeds in the manner described above, we had a total capitalization of $4,419.8 million and total long-term debt of $1,911.3 million, including $528.3 million outstanding under our senior credit facility and $285.2 million of indebtedness associated with our new senior subordinated notes. The $300 million of senior subordinated notes are recorded at their discounted amount, with the discount to be accrued over the life of the senior subordinated notes. This information supplements the information contained in the capitalization table under the column heading “As adjusted” on page S-25 of the preliminary prospectus supplement.
After giving effect to this offering, the application of the net proceeds of this offering to pay down a portion of the outstanding balance on our senior credit facility, and taking into account the other assumptions described in the prospectus under the heading “Ratio of earnings to fixed charges,” the ratio of earnings to fixed charges would have been 2.5x for the three months ended March 31, 2009 and 5.5x at December 31, 2008.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-800-245-8812.